                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             Metal Management, Inc.
                             ----------------------
                                (Name of Issuer)


                     Common Stock, $0.1 par value per share
                     --------------------------------------
                         (Title of Class of Securities)


                                  591097100
                               --------------
                               (CUSIP Number)


              Albert A. Cozzi, Frank J. Cozzi, Gregory P. Cozzi
                   T. Benjamin Jennings, Gerard M. Jacobs
                         c/o Metal Management, Inc.
                          500 North Dearborn Street
                                  Suite 405
                              Chicago, IL 60610
                               (312) 645-0700


                (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 1, 1997

           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [ ]

CUSIP NO. (591097100)                                        Page 2 of 18 pages

================================================================================



       1)    Names of Reporting Persons
             I.R.S. Identification No. of Above Persons (entities only)

             Albert A. Cozzi

--------------------------------------------------------------------------------

       2)    Check the Appropriate Box if a Member of a Group (See Instructions)

             (a)      [X]
             (b)      [ ]


--------------------------------------------------------------------------------

       3)    SEC Use Only

--------------------------------------------------------------------------------

       4)    Source of Funds:        OO

--------------------------------------------------------------------------------


       5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------


       6)    Citizenship or Place of Organization:  United States of America


--------------------------------------------------------------------------------

Number of Shares                 (7)     Sole Voting Power:  -0-
Beneficially Owned
by Each Reporting                (8)     Shared Voting Power:  16,190,706(1)
Person With
                                 (9)     Sole Dispositive Power:  6,496,873(2)
---------------
      (1) Includes the number of shares indicated in parentheses which the following parties own or have the right to acquire upon exercise of options or warrants or conversion of preferred stock: Gerard M. Jacobs (1,642,978), T. Benjamin Jennings (1,642,978), Albert A. Cozzi (6,496,873), Frank J. Cozzi
                (5,013,570) and Gregory P. Cozzi (1,394,307).

      (2) Consists of 5,741,701 shares owned directly by Mr. Cozzi, warrants to purchase 377,586 shares at an exercise price of $5.91 per share and warrants to purchase 377,586 shares at an exercise price of $15.84 per share.

CUSIP NO. (591097100)                                         Page 3 of 18 pages

================================================================================


                                    (10)    Shared Dispositive Power:  -0-

       11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
6,496,873(2)

--------------------------------------------------------------------------------

       12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]


--------------------------------------------------------------------------------

       13)      Percent of Class Represented by Amount in Row (11): 22.55%

--------------------------------------------------------------------------------


       14)      Type of Reporting Person (See Instructions):  IN

--------------------------------------------------------------------------------

CUSIP NO. (591097100)                                         Page 4 of 18 pages

================================================================================


         1)       Names of Reporting Persons
                  I.R.S. Identification Nos. of Above Persons (entities only)

                  Frank J. Cozzi

--------------------------------------------------------------------------------


         2)       Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                  (a)      [ X ]
                  (b)      [   ]

--------------------------------------------------------------------------------


         3)       SEC Use Only

--------------------------------------------------------------------------------

         4)       Source of Funds:        OO

--------------------------------------------------------------------------------


         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------

         6)       Citizenship or Place of Organization:  United States of
                  America

--------------------------------------------------------------------------------


Number of Shares                 (7)     Sole Voting Power:  -0-
Beneficially Owned
by Each Reporting                (8)     Shared Voting Power:  16,190,706(1)
Person With
                                 (9)     Sole Dispositive Power:  5,013,570(2)
-----------
     (1) Includes the number of shares indicated in parentheses which the following parties own or have the right to acquire upon exercise of options or warrants or conversion of preferred stock: Gerard M. Jacobs (1,642,978), T. Benjamin Jennings (1,642,978), Albert A. Cozzi (6,496,873), Frank J. Cozzi
               (5,013,570) and Gregory P. Cozzi (1,394,307).

     (2) Consists of 4,430,810 shares owned directly by Mr. Cozzi, warrants to purchase 291,380 shares at an exercise price of $5.91 per share and warrants to purchase 291,380 shares at an exercise price of $15.84 per share.

CUSIP NO. (591097100)                                         Page 5 of 18 pages

================================================================================



                                    (10)    Shared Dispositive Power:  -0-




         11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
5,013,570(2)

--------------------------------------------------------------------------------


         12)      Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions):  [   ]

--------------------------------------------------------------------------------


         13)      Percent of Class Represented by Amount in Row (11): 17.50%

--------------------------------------------------------------------------------


         14)      Type of Reporting Person (See Instructions):  IN

--------------------------------------------------------------------------------

CUSIP NO. (591097100)                                         Page 6 of 18 pages

================================================================================



         1)       Names of Reporting Persons
                  I.R.S. Identification Nos. of Above Persons (entities only)

                  Gregory P. Cozzi

--------------------------------------------------------------------------------

         2)       Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                  (a)      [ X ]
                  (b)      [   ]

--------------------------------------------------------------------------------


         3)       SEC Use Only

--------------------------------------------------------------------------------

         4)       Source of Funds:        OO


--------------------------------------------------------------------------------

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------

         6)       Citizenship or Place of Organization:  United States of
                  America

--------------------------------------------------------------------------------

CUSIP NO. (591097100)                                         Page 7 of 18 pages

================================================================================



Number of Shares                 (7)     Sole Voting Power:  -0-
Beneficially Owned
by Each Reporting                (8)     Shared Voting Power:  16,190,706(1)
Person With
                                 (9)     Sole Dispositive Power:  1,394,307(2)




         10)      Shared Dispositive Power: -0-

         11)      Aggregate Amount Beneficially Owned by Each Reporting
                           Person:  1,394,307(2)

--------------------------------------------------------------------------------

         12)      Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions):  [   ]


--------------------------------------------------------------------------------


         13)      Percent of Class Represented by Amount in Row (11): 4.94%

--------------------------------------------------------------------------------


         14)      Type of Reporting Person (See Instructions):  IN

--------------------------------------------------------------------------------


-----------
        (1) Includes the number of shares indicated in parentheses which the following parties own or have the right to acquire upon exercise of options or warrants or conversion of preferred stock: Gerard M. Jacobs (1,642,978), T. Benjamin Jennings (1,642,978), Albert A. Cozzi (6,496,873), Frank J. Cozzi
                  (5,013,570) and Gregory P. Cozzi (1,394,307).

        (2) Consists of 1,232,237 shares owned directly by Mr. Cozzi, warrants to purchase 81,035 shares at an exercise price of $5.91 per share and warrants to purchase 81,035 shares at an exercise price of $15.84 per share.

CUSIP NO. (591097100)                                         Page 8 of 18 pages



================================================================================



         1)       Names of Reporting Persons
                  I.R.S. Identification Nos. of Above Persons (entities only)

                  T. Benjamin Jennings

--------------------------------------------------------------------------------


         2)       Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                  (a)      [ X ]
                  (b)      [   ]

--------------------------------------------------------------------------------


         3)       SEC Use Only

--------------------------------------------------------------------------------

         4)       Source of Funds:        OO

--------------------------------------------------------------------------------


         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------


         6)       Citizenship or Place of Organization:  United States of
                  America

--------------------------------------------------------------------------------



Number of Shares                    (7)     Sole Voting Power:  -0-
Beneficially Owned
by Each Reporting                   (8)     Shared Voting Power:  16,190,706(1)
Person With


-----------
        (1) Includes the number of shares indicated in parentheses which the following parties own or have the right to acquire upon exercise of options or warrants or conversion of preferred stock: Gerard M. Jacobs (1,642,978), T. Benjamin Jennings (1,642,978), Albert A. Cozzi (6,496,873), Frank J. Cozzi
                  (5,013,570) and Gregory P. Cozzi (1,394,307).

CUSIP NO. (591097100)                                         Page 9 of 18 pages


================================================================================



                                  (9)     Sole Dispositive Power:  1,642,978(2)

                                  (10)    Shared Dispositive Power

                                                     -0-
--------------------------------------------------------------------------------

         11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
1,642,978(2)


--------------------------------------------------------------------------------


         12)      Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions):  [   ]


--------------------------------------------------------------------------------


         13)      Percent of Class Represented by Amount in Row (11): 5.64%

--------------------------------------------------------------------------------


         14)      Type of Reporting Person (See Instructions):  IN


--------------------------------------------------------------------------------


------------
         (2) Consists of 580,000 shares owned directly by Mr. Jennings, options to purchase 200,000 shares at an exercise price of $4.00 per share, warrants to purchase 83,333 shares at an exercise price of $4.00 per share, warrants to purchase 375,000 shares at an exercise price of $5.91 per share, warrants to purchase 350,000 shares at an exercise price of $12.00 per share, and 54,645 shares issuable upon conversion of Series A Convertible Preferred Stock (the "Series A Stock"), assuming a conversion price of $18.30 per share.

CUSIP NO. (591097100)                                        Page 10 of 18 pages

================================================================================



         1)       Names of Reporting Persons
                  I.R.S. Identification Nos. of Above Persons (entities only)

                  Gerard M. Jacobs

--------------------------------------------------------------------------------


         2)       Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                  (a)      [ X ]
                  (b)      [   ]

--------------------------------------------------------------------------------


         3)       SEC Use Only

--------------------------------------------------------------------------------

         4)       Source of Funds:        OO

--------------------------------------------------------------------------------

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------

         6)       Citizenship or Place of Organization:  United States of
                  America

--------------------------------------------------------------------------------

CUSIP NO. (591097100)                                        Page 11 of 18 pages

================================================================================



Number of Shares                 (7)     Sole Voting Power: -0-
Beneficially Owned
by Each Reporting                (8)     Shared Voting Power:  16,190,706(1)
Person With
                                 (9)     Sole Dispositive Power:  1,642,978(2)

                                 (10)    Shared Dispositive Power:  -0-


--------------------------------------------------------------------------------

         11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
1,642,978(2)


         12)      Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions):  [   ]

--------------------------------------------------------------------------------

         13) Percent of Class Represented by Amount in Row (11):  5.64%


--------------------------------------------------------------------------------

         14)      Type of Reporting Person (See Instructions):  IN

--------------------------------------------------------------------------------

-------------
        (1) Includes the number of shares indicated in parentheses which the following parties own or have the right to acquire upon exercise of options or warrants or conversion of preferred stock: Gerard M. Jacobs (1,642,978), T. Benjamin Jennings (1,642,978), Albert A. Cozzi (6,496,873), Frank J. Cozzi
                  (5,013,570) and Gregory P. Cozzi (1,394,307).

        (2) Consists of 580,000 shares owned directly by Mr. Jacobs, options to purchase 200,000 shares at an exercise price of $4.00 per share, warrants to purchase 83,333 shares at an exercise price of $4.00 per share, warrants to purchase 375,000 shares at an exercise price of $5.91 per share, warrants to purchase 350,000 shares at an exercise price of $12.00 per share, and 54,645 shares issuable upon conversion of Series A Convertible Preferred Stock (the "Series A Stock"), assuming a conversion price of $18.30 per share.

CUSIP NO. (591097100)                                        Page 12 of 18 pages

================================================================================



ITEM 1.  SECURITY AND ISSUER.

         This statement relates to shares of common stock, $.01 par value per share (the "Shares") of Metal Management, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 500 North Dearborn Street, Suite 405, Chicago, Illinois 60610.

ITEM 2.  IDENTITY AND BACKGROUND.

         Messrs. Albert, Frank and Gregory Cozzi have acted together for the purpose of acquiring the Shares which they own or have the right to acquire, as set forth in Item 5 below. In addition, each of the following persons has acted together for the purpose of the voting the Shares which they own or have the right to acquire, as set forth in Item 5 below, on the conditions and subject to the terms of the Stockholders' Agreement attached hereto as Exhibit
A. During the last five years none of them: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violation with respect to such laws. All of them are citizens of the United States of America. The name, residence or business address and principal occupation or employment of each is as follows:

         (a)   Albert A. Cozzi
               Metal Management, Inc.
               500 North Dearborn Street, Suite 405
               Chicago, IL 60610

               President and Chief Operating Officer
               Metal Management, Inc.
               500 North Dearborn Street, Suite 405
               Chicago, Illinois  60610

         (b)   Frank J. Cozzi
               Cozzi Iron & Metal, Inc.
               2232 South Blue Island Avenue
               Chicago, IL 60608

               President
               Cozzi Iron & Metal, Inc.
               2232 South Blue Island Avenue
               Chicago, Illinois  60608

CUSIP NO. (591097100)                                        Page 13 of 18 pages

================================================================================

         (c)   Gregory P. Cozzi
               Metal Management, Inc.
               500 North Dearborn Street, Suite 405
               Chicago, Illinois  60610

               Vice President
               Cozzi Iron & Metal, Inc.
               2232 South Blue Island Avenue
               Chicago, Illinois  60608

         (d)   T. Benjamin Jennings
               Metal Management, Inc.
               500 North Dearborn Street, Suite 405
               Chicago, Illinois  60610

               Chairman of the Board and Chief Development Officer Metal Management, Inc.
               500 North Dearborn Street, Suite 405
               Chicago, Illinois  60610

         (e)   Gerard M. Jacobs
               Metal Management, Inc.
               500 North Dearborn Street, Suite 405
               Chicago, Illinois  60610

               Chief Executive Officer
               Metal Management, Inc.
               500 North Dearborn Street, Suite 405
               Chicago, Illinois  60610


ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

         Pursuant to an Agreement and Plan of Merger, dated May 16, 1997, a wholly-owned subsidiary of the Company was merged with and into Cozzi Iron & Metal, Inc. ("Cozzi") on December 1, 1997 (the "Merger"), resulting in Cozzi becoming a wholly-owned subsidiary of the Company. In the Merger all of the issued and outstanding shares of Cozzi common stock were converted into 11,499,986 newly-issued Shares, $6.0 million in cash and warrants to purchase 1,500,000 Shares. 95,238 shares and $1 million of the Merger Consideration were issued or paid to Irene Cozzi, as executor of the Estate of James H. Cozzi.

CUSIP NO. (591097100)                                        Page 14 of 18 pages

================================================================================



         All of the Shares owned by Messrs. Albert, Frank and Gregory Cozzi were acquired by them in the Merger or pursuant to Employment Agreements with the Company. All of the Shares owned by Messrs. Jacobs and Jennings were acquired by them pursuant to Employment Agreements with the Company or in previously reported transactions.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Shares which the persons named in Item 2 acquired as a result of the consummation of the Merger or pursuant to Employment Agreements with the Company were acquired for investment purposes only and not with a view towards distribution. They have no present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

         However, each of the persons named in Item 2 is a director of the Company and, as such, will be required to consider from time to time various transactions proposed by the Company in connection with its previously announced strategy of actively pursuing acquisitions and mergers in the scrap metal recycling industry.

CUSIP NO. (591097100)                                        Page 15 of 18 pages

================================================================================



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The number of Shares, and the percentage thereof of the 28,060,065 Shares outstanding as of December 1, 1997, beneficially owned by each person named in Item 2 is as follows:

                                                                                                            Gregory
                           T. Benjamin         Gerard             Albert A.            Frank J.                P.
                            Jennings     %    M. Jacobs    %        Cozzi        %      Cozzi        %       Cozzi        %
                           -----------  ----  ---------   ----   ----------    -----  ---------    ----    ---------    ----
(a)  Shares owned              580,000          580,000          5,741,701            4,430,810            1,232,237
directly
(b)  Shares which may be     1,062,978        1,062,978            755,172              582,760              162,070
acquired upon exercise
of warrants or options or
conversion of preferred
stock                      -----------  ----  ---------   ----   ---------    -----   ---------   -----    ---------     ----


(c) TOTAL                    1,642,978  5.64  1,642,978   5.64   6,496,873    22.55   5,013,570   17.50    1,394,307     4.94


         Each such person has the sole power to dispose of the Shares which he owns or is deemed to own, subject to certain rights of first refusal and tag-along rights set forth in the Stockholders' Agreement attached hereto as Exhibit A. Each such person has shared voting power with respect to the Shares he owns or is deemed to own, on the conditions and subject to the terms of the Stockholders' Agreement attached hereto as Exhibit A. Except for the Merger, the Employment Agreements and the acquisition of shares of Series A Convertible Preferred Stock by Messrs. Jacobs and Jennings, none of such persons has engaged in any transaction in the Shares during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Company, except for:
(i) the fact that the Cozzi Stockholders are brothers; (ii) the Stockholders' Agreement dated as of December 1, 1997 (the "Stockholders Agreement") by and among the Company, Messrs. Jacobs and Jennings, and Messrs. Albert, Frank and Gregory Cozzi; (iii) a stockholders agreement dated as of August 28, 1997 among
T. Benjamin Jennings and the former equity owners of Proler Southwest Inc. and Proler Steelworks L.L.C., pursuant to which each party to the agreement agreed to vote their Shares in favor of William T. Proler (or, if he is unable to serve, another individual chosen by the Proler Stockholders)

CUSIP NO. (591097100)                                        Page 16 of 18 pages

================================================================================


as a Director of the Company; (iv) the pledge by Messrs. Albert, Frank and Gregory Cozzi on December 1, 1997 of 605,671 Shares as collateral security for payment of a promissory note made by Cozzi Iron & Metal, Inc. and unconditionally guaranteed by the Company; (v) the pledge by Mr. Jacobs of 580,000 Shares owned by him as collateral security for loans from a commercial bank and an investment bank; (vi) the pledge by Mr. Jennings of 480,000 Shares owned by him as collateral security for loans from a commercial bank and an investment bank; and (vii) the escrow of 1,150,000 Shares owned by Messrs. Albert, Frank and Gregory Cozzi with an escrow agent as security for the obligations of the Cozzis to indemnify the Company under certain circumstances, as set forth in the Merger Agreement.

         In connection with the Merger, Albert A. Cozzi, Frank J. Cozzi and Gregory P. Cozzi (collectively, the "Cozzi Stockholders") and Gerard M. Jacobs and T. Benjamin Jennings (collectively, the "MTLM Stockholders") entered into the Stockholders Agreement which has a term of ten years from December 1, 1997, unless renewed or extended. The Cozzi Stockholders and the MTLM Stockholders together own approximately 45% of the Company's issued and outstanding stock (without giving effect to the issuance of Common Stock issuable upon exercise of warrants and options previously granted by the Company).

         Under the Stockholders Agreement, the Cozzi Stockholders and the MTLM Stockholders have agreed that each group will be able to nominate one-half of the total number of directors slated for election at each annual meeting of the Company, provided that each group must nominate one individual, independent and unaffiliated from each group or the Company, as part of its slate. The Stockholders Agreement further requires each group to vote for the other group's nominees for election to the Board. The parties to the Stockholders Agreement also have agreed to vote for proposals, if and when presented by the Company, to amend the Company's organizational documents to require the approval of at least two-thirds of the Board of Directors to, among other things: (i) amend the Company's certificate of incorporation or bylaws; (ii) liquidate or merge the Company; (iii) sell substantially all of the Company's assets; (iv) elect or remove officers; (v) adopt an annual budget; (vi) borrow funds, sell assets or make capital expenditures exceeding $5 million; (vii) issue or register the Company's securities; or (viii) declare or pay any dividends or distributions.

         Under the Stockholders Agreement, if any of the Cozzi Stockholders or the MTLM Stockholders desire to sell their respective shares of Common Stock, the selling stockholder must generally offer its shares to members of its own stockholder group, members of the other stockholder group, and the Company, in that order before selling to a third party. Also, if either group receives an offer to buy its shares from a third party, it generally must offer the other group's members the right to participate in the offer on the same terms and conditions.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A      Stockholders Agreement dated as of December 1, 1997, by and among the Company, Albert A. Cozzi, Frank A. Cozzi, Gregory
                    P. Cozzi. Gerard M. Jacobs and T. Benjamin Jennings.

     Exhibit B      Stockholders Agreement dated as of August 27, 1997 among T.
                    Benjamin Jennings, the William T. Proler and Gaile Proler
                    Management Trust,

CUSIP NO. (591097100)                                        Page 17 of 18 pages

================================================================================


             Ronald J. Proler, David W. Sonnier, Joel D. Helton and Thomas O. Whitman.


Exhibit C    Agreement and Plan of Merger dated May 16, 1997 (as amended) among
             Cozzi Iron & Metal, Inc., Albert A. Cozzi, Frank J. Cozzi,
             Gregory P. Cozzi, the Company and CIM Acquisition, Co.
             (incorporated by reference to Annex A to the Company's Proxy
             Statement dated November 20, 1997).

CUSIP NO. (591097100)                                        Page 18 of 18 pages


================================================================================

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.


                                 /s/  Albert A. Cozzi
December ____, 1997              -----------------------------------------------
                                 Albert A. Cozzi


                                 /s/ Frank J. Cozzi
December ____, 1997              -----------------------------------------------
                                 Frank J. Cozzi


                                 /s/ Gregory P. Cozzi
December ____, 1997              -----------------------------------------------
                                 Gregory P. Cozzi


                                 /s/ Gerard M. Jacobs
December ____, 1997              -----------------------------------------------
                                 Gerard M. Jacobs


                                 /s/ T. Benjamin Jennings
December ____, 1997              -----------------------------------------------
                                 T. Benjamin Jennings